Exhibit 99.1

DEED OF GIFT

I, SUNIL WADHWANI (“Donor”), as a gift and for no consideration, do hereby transfer Eight Hundred and Fifty Nine Thousand (859,000) shares of MASTECH DIGITAL, INC., a Pennsylvania corporation (the “Corporation”), common stock (the “Common Stock”), to the Sunil Wadhwani 2020 Exempt Family Trust (“Donee”). The transaction described in the preceding sentence is hereinafter referred to as (the “Gift”). The Stock Power evidencing the Gift is attached.

I hereby instruct the Corporation and its transfer agent, Computershare, to prepare the relevant corporate documents, stock certificates and/or book entry transfers such that, as of this date, Donee is the owner of the shares of Common Stock transferred in the Gift on the Corporation’s books and records. Each of the Corporation and Computershare are also hereby directed to send Donee such documentation as is necessary to evidence the Gift and to take such additional actions as are necessary or appropriate to give effect to the Gift.

September 4, 2020	/s/ Sunil Wadhwani
SUNIL WADHWANI, Donor